September 12, 2024

Paul Campbell
Executive Vice President and Chief Financial Officer
NCR Atleos Corp
864 Spring Street NW
Atlanta, GA 30308

       Re: NCR Atleos Corp
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-41728
Dear Paul Campbell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Andy Duvall